Exhibit 99.1

PRF Technologies’ GridFeed™ to Explore Strategic Growth Opportunity in AI Data Center

Power Optimization

IEA projects global data center electricity consumption to roughly double to 950 TWh by 2030, with consumption from AI-focused data centers expected to triple

Company believes GridFeed’s existing AI optimization engine is well suited to helping data center operators make better use of limited power capacity

Tel Aviv – September 16, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced that GridFeed™, its AI-driven energy intelligence and optimization platform, is exploring the AI and hyperscale data center market as a strategic growth opportunity. Data centers rank among the fastest-growing sources of electricity demand in the world, and the Company believes GridFeed’s technology could help operators keep growing as power availability and grid capacity become major bottlenecks for the sector.

According to the International Energy Agency (IEA), global data center electricity consumption is projected to roughly double from 485 TWh in 2025 to 950 TWh in 2030, while consumption from AI-focused data centers is expected to triple over the same period. Power is becoming a primary constraint on data center growth, since even facilities with available land, servers and GPUs cannot add computing capacity without sufficient and reliable electricity.

GridFeed’s existing optimization engine follows a “predict, simulate, optimize and recommend” process and is currently applied to renewable energy assets participating in electricity and flexibility markets. The Company believes the engine could be extended to help data center operators determine the highest-value use of each available megawatt, taking into account power supply, compute demand, battery status, grid conditions, electricity prices and service level commitments. For example, GridFeed’s weather forecasting could be used to anticipate conditions that affect cooling demand, on-site renewable generation and grid availability. In data centers, GridFeed would aim to weigh battery use, energy consumption and compute workloads together and recommend the action expected to produce the best overall business outcome while protecting operational reliability.

Potential data center applications that GridFeed plans to explore with industry partners include workload shifting, energy cost optimization, battery charge and discharge strategies, demand response and real-time power allocation.

Efraim Cohen-Arazi, Interim Chief Executive Officer of PRF Technologies, commented, “The growth of AI is driving a sharp increase in the power that data centers need, and access to electricity and grid capacity is becoming a limiting factor for many operators. We believe that intelligent coordination of compute, storage and energy will become an important competitive advantage for data center operators. GridFeed was built to help renewable energy operators make better decisions about every megawatt they produce, and we see a natural opportunity to bring that same intelligence to data centers.”

On September 9, 2026, PRF announced its plan to establish GridFeed, together with its DeepSolar operations, as a standalone, wholly owned subsidiary. The Company believes this structure gives GridFeed the flexibility to pursue new markets, including data centers. Dedicated members of the GridFeed team are actively evaluating the data center use case, including potential opportunities to improve operational efficiency and energy management for data center operators. GridFeed is also exploring potential collaboration opportunities with partners across the data center ecosystem in areas such as technology integration, pilot deployments, co-development and strategic investment. Potential partners include workload orchestration, data center infrastructure management (DCIM), energy management system (EMS) and facility management platform providers, storage and uninterruptible power supply (UPS) providers, hyperscale and colocation operators, and utilities.

The data center initiative builds on the validation of GridFeed’s AI engine using real-world European utility-scale production, weather and market data, as well as the platform’s extension into battery energy storage. DeepSolar participated in the NVIDIA Connect program.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar and GridFeed, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, trade and optimize energy – particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions, including with respect to statements related to GridFeed’s pursuit of the data center market and the potential applications, capabilities and benefits of its platform for data center operators; GridFeed’s ability to identify and enter into partnerships, proof-of-concept programs, pilot deployments, co-development arrangements or strategic investments with participants in the data center ecosystem, and the terms of any such arrangements; projected growth in data center electricity demand; the establishment of GridFeed as a wholly owned subsidiary and the anticipated benefits of that structure; the commercialization, customer adoption, revenue generation and growth prospects of DeepSolar and GridFeed; the ability of GridFeed to attract strategic partners and sector-focused investors and the terms of any such transactions; the expected benefits of strategic collaborations and partnerships; the development, regulatory progress, clinical advancement and commercialization of OcuRing™-K and PRF-110; the initiation, timing, conduct and outcomes of planned clinical trials; the Company’s business strategy, growth initiatives and future operational plans; the sufficiency of the Company’s capital resources and financial position; and the Company’s future performance, prospects and opportunities. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s ability to adapt the GridFeed platform to the requirements of data center operators and its limited experience in the data center market; the accuracy of third-party market projections, including those of the International Energy Agency; the Company’s ability to complete the formation of the subsidiary and the transfer of assets on the expected terms and timeline; the Company’s ability to identify, negotiate and consummate strategic partnerships, collaborations or investments at the subsidiary level on acceptable terms, or at all; the Company’s history of losses and need for additional capital to fund its operations and its ability to obtain additional capital on acceptable terms, or at all; the Company’s dependence on the success of its initial product candidates, including OcuRing™-K, and the commercialization of the DeepSolar and GridFeed solutions; the outcomes of preclinical studies, clinical trials and other research regarding OcuRing and PRF-110; the Company’s limited experience managing clinical trials; the Company’s ability to retain key personnel and recruit additional employees; the Company’s reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; the Company’s ability to comply with regulatory requirements relating to the development and marketing of its product candidates; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of the Company’s business model and strategic plans for its business and product candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its product candidates and technologies and its ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the Company’s ability to maintain compliance with Nasdaq’s continued listing requirements, including the minimum shareholders’ equity and minimum Market Value of Listed Securities (MVLS) requirements, and to maintain the listing of its ordinary shares on Nasdaq; the Company’s ability to develop an active trading market for its ordinary shares and whether the market price of its ordinary shares is volatile; and the impact of the political and security situation in Israel on the Company’s business, including as a result of the current security situation in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com